

P.E. 1/10/02
1-14678

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

In the matter of a Notice of Meeting and Management Proxy Circular
dated
January 10, 2002

CANADIAN IMPERIAL BANK OF COMMERCE

199 Bay Street
45th Floor
Commerce Court West
Toronto, Ontario
Canada M5L 1A2

J:Shared/anmtg/2001/filingsSEC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated the 28th day of January, 2002.

CANADIAN IMPERIAL BANK OF COMMERCE

By: ______________________________

Name: Allen Logue
Title: Vice-President
Internal Audit & Corporate Security

By: ______________________________

Name: Valerie K. Pettipas
Title: Assistant Corporate Secretary

j:shared/anmtg/2001/filingsNYSE.....



NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS AND SPECIAL MEETING OF CLASS A PREFERRED SHAREHOLDERS

Notice is hereby given that the Annual Meeting of Common Shareholders of Canadian Imperial Bank of Commerce ("CIBC" or the "Bank") and the Special Meeting of Class A Preferred Shareholders of CIBC (together referred to as the "Meeting") will be held in the Port Royal B Salon of the World Trade and Convention Centre, located at 1800 Argyle Street, Halifax, Nova Scotia, Canada on Thursday, February 28, 2002 at 10:00 a.m. (Atlantic Standard Time) for the following purposes:

A. For the Common Shareholders:

1. to receive the financial statements for the year ended October 31, 2001 and the auditors' report thereon;
2. to appoint auditors;
3. to elect directors;
4. to consider, and if thought fit, to pass a special resolution confirming an amendment to section 6.1 of By-Law No. 1, relating to the common shares of the Bank;
5. to consider, and if thought fit, to pass a special resolution confirming an amendment to section 6.1 of By-Law No. 1, relating to the Class A Preferred Shares of the Bank;
6. to consider, and if thought fit, to pass a special resolution confirming an amendment to section 6.1 of By-Law No. 1, relating to the Class B Preferred Shares of the Bank;
7. to consider certain shareholder proposals attached as Schedule "A" to the accompanying Management Proxy Circular; and
8. to transact such other business as may properly be brought before the Meeting and at any adjournment thereof.

B. For the Class A Preferred Shareholders:

1. to consider, and if thought fit, to pass a special resolution confirming an amendment to section 6.1 of By-Law No. 1, relating to the Class A Preferred Shares of the Bank; and
2. to transact such other business as may properly be brought before the Meeting and at any adjournment thereof.

By Order of the Board

Paul T. Fisher
Corporate Secretary
January 10, 2002

Please note:
We request that shareholders who are unable to attend the Meeting in person, complete and return the enclosed form of proxy in the envelope provided or to CIBC's transfer agent, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, Attention: Proxy Department or by facsimile to (416) 368-2502 not later than 10:00 a.m. Eastern Standard Time on February 27, 2002.

Common shares and Class A Preferred Shares may be voted separately on the matters set out in the Notice above and as set out in greater detail in the accompanying Management Proxy Circular. On January 9, 2002 (the date for determining shareholders entitled to receive notice of the Annual Meeting of Common Shareholders) the number of outstanding common shares was 363,779,278. On January 21, 2002 (the date for determining shareholders entitled to receive notice of the Special Meeting of Class A Preferred Shareholders) the number of outstanding Class A Preferred Shares was 100,000,000.

Shareholders with questions regarding items being voted on at the Meeting may telephone CIBC's transfer agent in Toronto at (416) 643-5500 or toll free in North America at 1-800-387-0825.

Shareholders who are planning to attend the Meeting and who require special arrangements with respect to hearing or access impairment should direct their request for assistance to the Corporate Secretary's office at the address on the back cover of the accompanying Management Proxy Circular.



AVIS DE CONVOCATION DE L'ASSEMBLÉE ANNUELLE DES PORTEURS D'ACTIONS ORDINAIRES ET DE L'ASSEMBLÉE SPÉCIALE DES PORTEURS D'ACTIONS PRIVILÉGIÉES DE CATÉGORIE A

Avis est donné par la présente que l'assemblée annuelle des porteurs d'actions ordinaires de la Banque Canadienne Impériale de Commerce (la « Banque CIBC » ou la « banque ») et l'assemblée spéciale des porteurs d'actions privilégiées de catégorie A de la CIBC (toutes deux désignées sous le nom de l'« assemblée ») se tiendra au salon Port Royal B du World Trade and Convention Centre situé au 1800 Argyle Street, Halifax, Nouvelle-Écosse, Canada le jeudi 28 février 2002 à 10 h (heure de l'Atlantique) pour examiner les points suivants :

A. Dans le cas des porteurs d'actions ordinaires :

1. Recevoir les états financiers de l'exercice terminé le 31 octobre 2001 et le rapport des vérificateurs y afférent.
2. Nommer les vérificateurs.
3. Élire les administrateurs.
4. Examiner et, le cas échéant, adopter une résolution spéciale confirmant une modification à l'article 6.1 du règlement n° 1 qui porte sur les actions ordinaires de la banque.
5. Examiner et, le cas échéant, adopter une résolution spéciale confirmant une modification à l'article 6.1 du règlement n° 1 qui porte sur les actions privilégiées de catégorie A de la banque.
6. Examiner et, le cas échéant, adopter une résolution spéciale confirmant une modification à l'article 6.1 du règlement n° 1 qui porte sur les actions privilégiées de catégorie B de la banque.
7. Examiner diverses propositions d'actionnaires contenues dans l'annexe A de la circulaire de procuration de la direction ci-jointe
8. Examiner toute autre question qui pourrait validement être soumise à l'assemblée ou, en cas d'ajournement, à toute reprise de celle-ci.

B. Dans le cas des porteurs d'actions privilégiées de catégorie A :

1. Examiner et, le cas échéant, adopter une résolution spéciale confirmant une modification à l'article 6.1 du règlement n° 1 qui porte sur les actions privilégiées de catégorie A de la banque.
2. Examiner toute autre question qui pourrait validement être soumise à l'assemblée ou, en cas d'ajournement, à toute reprise de celle-ci.

Au nom du conseil

Paul T. Fisher
Secrétaire général
Le 10 janvier 2002

Veuillez prendre note de ce qui suit :
Les actionnaires qui ne peuvent assister en personne à l'assemblée sont priés de remplir la formule de procuration ci-jointe et de la retourner, dans l'enveloppe annexée, à l'agent de transfert de la Banque CIBC, la Compagnie Trust CIBC Mellon, à l'adresse suivante : CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, Attention : Proxy Department, ou par télécopieur au (416) 368-2502, au plus tard à 10 h, heure normale de l'Est, le 27 février 2002.

Concernant les points énumérés dans l'avis ci-dessus et qui sont décrits plus en détail dans la circulaire de procuration de la direction ci-jointe, les droits de vote liés aux actions ordinaires et aux actions privilégiées de catégorie A peuvent être exercés séparément. Le 9 janvier 2002 (date à laquelle étaient déterminés les porteurs d'actions en droit de recevoir un avis de convocation à l'assemblée annuelle des porteurs d'actions ordinaires), le nombre d'actions ordinaires en circulation se chiffrait à 363 779 278. Le 21 janvier 2002 (date à laquelle étaient déterminés les porteurs d'actions en droit de recevoir un avis de convocation à l'assemblée spéciale des porteurs d'actions privilégiées de catégorie A), le nombre d'actions privilégiées de catégorie A en circulation s'établissait à 100 000 000.

Les actionnaires ayant des questions sur les points qui seront soumis à un vote durant l'assemblée peuvent téléphoner à l'agent de transfert de la Banque CIBC à Toronto au (416) 643-5500 ou au numéro sans frais 1 800 387-0825 en Amérique du Nord.

Les actionnaires qui envisagent d'assister à l'assemblée et qui ont des déficiences auditives ou des problèmes d'accès doivent demander de l'aide au bureau du secrétaire général à l'adresse figurant sur la page de couverture arrière de la circulaire de procuration de la direction ci-jointe.



CANADIAN IMPERIAL BANK OF COMMERCE
PROXY
Annual Meeting of Common Shareholders – February 28, 2002

The undersigned Common Shareholder of **CANADIAN IMPERIAL BANK OF COMMERCE ("CIBC")** hereby appoints J.S. Hunkin, Chairman and Chief Executive Officer, or failing him, William A. Etherington, Director, or instead of either of them ________________________ as proxyholder of the undersigned with power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned as directed below, and in respect of all other matters that may properly come before the **ANNUAL MEETING OF COMMON SHAREHOLDERS (the "Meeting") TO BE HELD ON FEBRUARY 28, 2002 and any adjournments thereof. This proxy is solicited by and on behalf of management of CIBC.**

The directors and management recommend shareholders vote FOR the matters below:

	Vote FOR	WITHHOLD from Voting
1. Appointment of auditors	☐	☐

2. Election as directors of the nominees listed below:

01–D.G. Bassett	02–J.H. Bennett	03–C.M. Black
04–P.M. Delbridge	05–W. L. Duke	06–I.E.H. Duvar
07–W. A. Etherington	08–A.L. Flood	09–M.A. Franssen
10–R. D. Fullerton	11–G. D. Giffin	12–J. A. Grant
13–A.E.P. Hickman	14–J.S. Hunkin	15–M.J. Kravis
16–W.D. McKeough	17–A. Naimark	18–M.E.J. Phelps
19–C. Sirois	20–S.G. Snyder	21–W.G. Weston

Mark "X" for only one box:

Vote FOR all nominees ☐

WITHHOLD from voting for all nominees ☐

WITHHOLD vote for an individual nominee ☐*

*Write number(s) of nominee(s) below – USE NUMBER ONLY

____

	Vote FOR	Vote AGAINST
3. By-Law amendment relating to the common shares of the Bank	☐	☐
4. By-Law amendment relating to the Class A Preferred Shares of the Bank	☐	☐
5. By-Law amendment relating to the Class B Preferred Shares of the Bank	☐	☐

The directors and management recommend shareholders vote AGAINST the matters below:

	Vote FOR	Vote AGAINST
6. Shareholder Proposal No. 1	☐	☐
7. Shareholder Proposal No. 2	☐	☐
8. Shareholder Proposal No. 3	☐	☐
9. Shareholder Proposal No. 4	☐	☐

These Shareholder Proposals are set out in Schedule "A" to the accompanying Management Proxy Circular.

SAMPLE

Date ____________ Signature ____________

This form must be executed by the shareholder or by his/her attorney duly authorized in writing. If the shareholder is a body corporate, an estate, or trust, the proxy must be executed by the officers or attorney thereof, duly authorized, in which case each signatory should state the capacity in which he/she signs.

If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to the shareholder.

This form of proxy confers discretionary authority upon the person whom it appoints in respect of any variation or amendments or additions to the matters identified in the Notice of Meeting and any other matter that may properly come before the Meeting or any adjournment thereof.

Shares represented by any properly executed proxy will be voted or withheld from voting by the persons designated in accordance with the instructions marked on the proxy form. **In the absence of shareholder instructions, shares represented by this proxy will be voted FOR items 1 to 5 and AGAINST items 6 to 9.**

Every shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in this form of proxy, to attend, vote and act for and on behalf of such shareholder at the Meeting. To exercise this right a shareholder may strike out the names of the persons designated and insert the name of the shareholder's nominee in the blank space provided or may use another appropriate form of proxy.

THIS IS YOUR PROXY.
PLEASE COMPLETE AND RETURN IN THE ENVELOPE PROVIDED.
IF YOU RECEIVE MORE THAN ONE PROXY, PLEASE COMPLETE AND RETURN EACH ONE.

CIBC



Annual Meeting of Common Shareholders

and

Special Meeting of Class A Preferred Shareholders

February 28, 2002

Management Proxy Circular

innovation

+ accountability

TABLE OF CONTENTS

January 10, 2002

Invitation to Shareholders

Please accept our personal invitation to join us at CIBC's Annual Meeting of Common Shareholders and Special Meeting of Class A Preferred Shareholders, which will be held at the World Trade and Convention Centre in Halifax, Nova Scotia, on Thursday February 28th, 2002, at 10 a.m. (Atlantic Standard Time).

This year's Annual Meeting presents an opportunity for you to meet and ask questions of members of the Board of Directors and the senior leadership team. It also provides an excellent forum to gain additional information on our 2001 performance and receive a first-hand account of our go-forward strategy to maximize the value we provide our shareholders.

At the Meeting, we will also be voting on a number of important matters. We hope you will take the time to consider the information on these matters set out in the Management Proxy Circular. It is important that you exercise your vote, either in person at the Meeting or by completing and sending in your proxy.

Your Board of Directors, directly and through the Corporate Governance Committee, has spent a great deal of time in further strengthening our corporate governance processes and we would draw your attention to the discussion of governance at CIBC in the Annual Report on pages 114 to 116 and in the Management Proxy Circular at page 23.

This year's Annual Meeting is designed to be an enlightening and interactive information session. I hope you will be able to join us, in person, or through our webcast, which will be available live at www.cibc.com. In the interim, you may wish to view the Bank's 2001 Annual Report, quarterly results, analysts' presentations and a wealth of other information about the Bank by visiting our website at www.cibc.com.

Sincerely,

John Hunkin
Chairman and Chief Executive Officer
CIBC

Bill Etherington
Lead Director
CIBC

All information is as of December 31, 2001, and all dollar figures are in Canadian dollars, unless stated otherwise.

VOTING INFORMATION

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by management of Canadian Imperial Bank of Commerce ("CIBC" or the "Bank") for use at CIBC's Annual Meeting of Common Shareholders and Special Meeting of Class A Preferred Shareholders (together referred to as the "Meeting") to be held at the time and place and for the purposes stated in the Notice of Meeting accompanying this Management Proxy Circular. The solicitation will be primarily by mail. The return of proxies may also be solicited by employees of CIBC and by CIBC's agents at nominal cost. The cost of solicitation will be borne by CIBC.

APPOINTMENT AND REVOCATION OF PROXIES

A form of proxy is enclosed and, if it is not your intention to be present in person at the Meeting, you are asked to vote, sign, date and return the proxy in the envelope provided. Proxies to be exercised at the Meeting should be deposited with the Corporate Secretary at the head office of CIBC or with CIBC's transfer agent, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, Canada M5A 4K9, Attention: Proxy Department, in the enclosed envelope, or by facsimile to (416) 368-2502, not later than 10:00 a.m. Eastern Standard Time ("EST") on February 27, 2002.

The persons named in the enclosed form of proxy are directors of CIBC. **If you wish to appoint some other person or company to represent you at the Meeting you may do so by inserting the name of your appointee, who need not be a shareholder, in the blank space provided on the proxy form.**

If you are a participant in the CIBC Shareholder Investment Plan (the "Plan"), the enclosed form of proxy, when signed by you, will constitute a direction to CIBC Mellon Trust Company, the agent for the Plan, to vote or withhold from voting, in accordance with the instructions given by you on the form of proxy, the shares held in the Plan on your behalf. The voting instructions may be withdrawn only by revoking the proxy before 10:00 a.m. EST on February 27, 2002.

Any shareholder having given a proxy has the right to revoke it by depositing a written statement signed by the shareholder or his attorney as authorized in writing, with the Corporate Secretary at the head office of CIBC at any time up to and including 10:00 a.m. EST the day before the Meeting or any adjournment of the Meeting or by depositing it with the Chairman on the day of the Meeting, February 28, 2002, or any adjournment of the Meeting.

RECORD DATE AND VOTING OF SHARES

The date for determining shareholders entitled to receive notice of the Annual Meeting of Common Shareholders is January 9, 2002. The date for determining shareholders entitled to receive notice of the Special Meeting of Class A Preferred Shareholders is January 21, 2002. Subject to certain provisions of the *Bank Act*, which, in some circumstances, prohibit the exercise of voting rights attached to bank shares, a person who was registered as a shareholder of CIBC at the close of business on the record date is entitled to one vote for each common share or each Class A Preferred Share shown opposite his name on the list prepared as of that time, except to the extent that:

(a) the person has transferred the ownership of any of his shares after January 9, 2002 for common shares or after January 21, 2002 for Class A Preferred Shares, and

(b) the transferee of those common shares or Class A Preferred Shares (i) produces properly endorsed share certificates, or (ii) otherwise establishes that he owns the common shares or Class A Preferred Shares and demands, not later than 10 days before the Meeting, that his name be included in the list, in which case the transferee is, subject to the *Bank Act*, entitled to vote his common shares or Class A Preferred Shares at the Meeting.

COMMON SHAREHOLDERS are being asked to vote on the appointment of auditors, the election of directors, amendments to By-Law No. 1 relating to authorized capital, and shareholder proposals.

CLASS A PREFERRED SHAREHOLDERS are are being asked to vote on an amendment to By-Law No. 1 relating to the Class A Preferred Shares.

As at December 31, 2001 there were 363,745,578 common shares and 100,000,000 Class A Preferred Shares of CIBC outstanding. To the knowledge of the directors and officers of CIBC, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of shares of CIBC.

The *Bank Act* prohibits any person from exercising any voting rights attached to any share that is beneficially owned by the government of Canada or of a province or any agency of the government of Canada, or by the government of a foreign country or any political subdivision or agency of a government of a foreign country. The Corporate Secretary will, on request, provide further information regarding these restrictions.

Present arrangements provide for the confidentiality of voting by shareholders. Proxies are returned to CIBC's transfer agent, CIBC Mellon Trust Company, which records and tabulates the vote results for use at the Meeting. This function is performed independently of CIBC. Any comments made by shareholders which are clearly intended for the attention of CIBC are communicated by the transfer agent to CIBC for information and, where appropriate, reply.

Management of CIBC is not made aware of how individual shareholders have voted except as may be required to meet legal requirements when, for example, the appropriate officer of CIBC is required to rule on the validity of a proxy or when a request is made by a shareholder to revoke a proxy. However, CIBC reserves the right to contact shareholders regarding their vote in any situation where the issues at stake are so fundamental or so critical to the future of CIBC as to impose a responsibility on the directors and management to make every possible appeal to shareholders to obtain the votes necessary to approve a matter submitted at the Meeting.

EXERCISE OF DISCRETION BY PROXYHOLDER

On the proxy form, a shareholder may indicate how a proxyholder should vote his or her shares (by marking FOR, AGAINST or WITHHOLD) or may let the proxyholder decide.

Shares represented by any proxy will be voted or withheld from voting on any ballot in accordance with the instructions marked on the proxy form. **In the absence of shareholder instructions, COMMON SHARES represented by proxies received will be voted FOR the appointment of auditors, FOR the election of all directors, FOR each of the special resolutions amending By-Law No. 1 relating to authorized capital and AGAINST Shareholder Proposal No. 1, No. 2, No. 3 and No. 4. In the absence of shareholder instructions, CLASS A PREFERRED SHARES represented by proxies received will be voted FOR the special resolution amending By-Law No. 1 relating to authorized capital.** The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments to or variations in matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. The management of CIBC knows of no matter to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matters which are not now known to management should properly come before the Meeting, proxyholders will vote on such matters in accordance with their best judgement.

Unless otherwise noted, a simple majority of the votes cast at the Meeting, whether by proxy or otherwise, will constitute approval of any matter submitted to a vote.

BUSINESS OF THE MEETING

PRESENTATION OF FINANCIAL STATEMENTS AND AUDITORS' REPORT

The financial statements of CIBC for the year ended October 31, 2001, and the auditors' report thereon, are included in the 2001 Annual Report which was mailed to shareholders with this Notice of Meeting and Management Proxy Circular.

APPOINTMENT OF AUDITORS

It is proposed that the firms of PricewaterhouseCoopers LLP and Arthur Andersen LLP be reappointed as auditors of CIBC. The persons named in the enclosed form of proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP and Arthur Andersen LLP as auditors of CIBC until the next meeting of shareholders where auditors are appointed. PricewaterhouseCoopers LLP and Arthur Andersen LLP have served as the auditors of CIBC since their appointment in 1993.

For fiscal year 2001, fees for audit and audit related services provided by the shareholders' auditors for CIBC and its subsidiaries were $10,940,000. Fees of $15,571,000 were incurred for non-audit services provided by the shareholders' auditors. These services included legislative and regulatory compliance, tax, project management and other general consulting.

ELECTION OF DIRECTORS

All of the proposed nominees for election as directors are presently directors of CIBC and have served continuously in that capacity since each first became a director of CIBC. Each director elected will hold office until the next meeting of shareholders where directors are elected or until such office is earlier vacated. All of the proposed nominees were duly elected as directors at the 2000 Annual Meeting of Shareholders with the exception of the Honourable Gordon D. Giffin who was appointed as a director by the Board of Directors at a meeting held on September 6, 2001. Mr. Giffin is Vice-Chairman and Managing Partner of the Washington, D.C. and Atlanta, Georgia-based law firm, Long Aldridge & Norman. From 1986 through August 1997, he was a partner of that firm. Mr. Giffin served as United States Ambassador to Canada from August 1997 through April 2001.

The following table sets out the names of persons proposed to be nominated for election as directors; the year in which they became directors of CIBC; their committee memberships; the approximate number of shares beneficially owned by them or over which control or direction is exercised by them; the number of deferred share units held on the account of each of them; their municipality of residence; and a description of their involvement in business, academic, charitable and community affairs. No nominee for election as a director currently holds a position in a subsidiary of CIBC.

Schedule "B" to the Management Proxy Circular summarizes the attendance record of directors at meetings of the board and committees of the board for fiscal year 2001.

Nominee for Election as Director	Director Since	Board Committee Memberships	Common Shares Owned, Controlled or Directed[1]	Deferred Share Units
Douglas G. Bassett, O.C., O.Ont., LL.D., D. Litt. Toronto, Ontario	1980	A, R	7,643	Nil



Douglas G. Bassett is Chairman of Windward Investments, a personal investment holding company. He served as Vice Chairman of CTV Inc. from 1994 to July 1, 2000 and as President and Chief Executive Officer of Baton Broadcasting Incorporated from 1980 to 1996. Mr. Bassett is a director of a number of Canadian corporations including Rothmans Inc. and Mercedes-Benz Canada Inc. He is a director of The Canadian Council to Promote Equity and Respect, The Council for Canadian Unity and the World Wildlife Fund Canada. Mr. Bassett is also a cabinet member of The Venture Campaign for the University of New Brunswick. Mr. Bassett was appointed an Officer of the Order of Canada in 1991 and the Order of Ontario in 1995. He is active in cultural and community affairs.

Nominee for Election as Director	Director Since	Board Committee Memberships	Common Shares Owned, Controlled or Directed[1]	Deferred Share Units
Jalynn H. Bennett, C.M. Toronto, Ontario	1994	C, M	11,475	Nil



Jalynn H. Bennett is President of Jalynn H. Bennett and Associates Ltd., a Toronto-based consulting firm specializing in strategic planning and organizational development. Ms. Bennett is a past director of the Bank of Canada and a former commissioner of the Ontario Securities Commission. Prior to setting up her own consulting firm, Ms. Bennett was associated for nearly 25 years with The Manufacturers Life Insurance Company. She is a director of Sears Canada Inc., CanWest Global Communications Corp., the Ontario Teachers' Pension Plan Board and Ontario Power Generation Inc. She is very active on boards and committees of institutions and organizations in the education and health sectors in Ontario and is a member of the Canadian Institute of Chartered Accountants 2000 Toronto Stock Exchange Committee on Corporate Governance. Ms. Bennett was appointed a Member of the Order of Canada in 2000.

Nominee for Election as Director	Director Since	Board Committee Memberships	Common Shares Owned, Controlled or Directed[1]	Deferred Share Units
Lord Black of Crossharbour, P.C. (Can.), O.C., KCSG London, England	1977		7,728	Nil



Conrad M. Black is Chairman and Chief Executive Officer of Argus Corporation Limited, a holding company in the international publishing industry. Lord Black is Chairman and Chief Executive Officer of The Ravelston Corporation Limited, Hollinger Inc., Hollinger International Inc. and Chairman of the Telegraph Group Limited. He is also a director of Brascan Corporation, CanWest Global Communications Corp., Sotheby's Holdings Ltd. and the Jerusalem Post Publications Limited. Lord Black serves on several non-profit boards, foundations and councils, including the Chairman's Council of the Americas Society, the Institute for International Economics, the International Institute for Strategic Studies, the Bilderberg Meetings, the Malcolm Muggeridge Foundation, the National Interest (Washington, D.C.), The Hudson Institute (Washington, D.C.), The Centre for Policy Studies (London) and The Council on Foreign Relations (New York). A member of the Privy Council of Canada and an Officer of the Order of Canada, Lord Black is also a recognized author and commentator on political and economic issues.

Nominee for Election as Director	Director Since	Board Committee Memberships	Common Shares Owned, Controlled or Directed[1]	Deferred Share Units
Pat M. Delbridge Toronto, Ontario	1993	A	4,473	2,779



Pat M. Delbridge is President of PDA Partners Inc., an issues management and environmental strategic planning company working in North America, Europe and Asia. Ms. Delbridge is also President of Pat Delbridge Associates Inc. She has been a member of the National Round Table on the Environment and the Economy and is past Chair of the Environmental Choice Program. Ms. Delbridge has worked for many years with voluntary organizations including The Consumers Association of Canada, Help the Aged International and the Ottawa Distress Centre.

Nominee for Election as Director	Director Since	Board Committee Memberships	Common Shares Owned, Controlled or Directed[1]	Deferred Share Units
William L. Duke Redvers, Saskatchewan	1991	A	6,631	Nil



William L. Duke is a farmer who operates a 3,500 acre mixed grain farm in south-east Saskatchewan. In 1996 he was appointed by the federal Minister of Agriculture to a task force on the marketing of Canadian grain and is a former member of the 1990 Canadian Wheat Board Review Panel, of the Sectoral Advisory Group, International Trade (SAGIT), Agriculture, Food and Beverages and of the Western Grain Stabilization Advisory Committee. Mr. Duke is a past President of the Western Canadian Wheat Growers Association and was a member of the Auditor General of Canada's Special Advisory Committee. He operated a farm management and tax consulting business from 1975 to 1985.

Nominee for Election as Director	Director Since	Board Committee Memberships	Common Shares Owned, Controlled or Directed[1]	Deferred Share Units
Ivan E. H. Duvar, B.E., DCL, P. Eng. Amherst, Nova Scotia	1989	A, C	7,129	731



Ivan E. H. Duvar is President and Chief Executive Officer of MIJAC Inc., a private investment company. He served as Chairman of Maritime Tel & Tel Limited from 1995 to 2000 and as President and Chief Executive Officer of Maritime Telegraph and Telephone Company from 1985 to 1995. Mr. Duvar is a director of several other Canadian corporations including Aliant Inc., The Halifax Insurance Company, Corpratel Inc. and FS Industries. He is a member of the Advisory Board of the Dalhousie School of Business Administration, a member of Professional Engineers of Nova Scotia and a fellow of the Canadian Academy of Engineering.

Nominee for Election as Director	Director Since	Board Committee Memberships	Common Shares Owned, Controlled or Directed[1]	Deferred Share Units
William A. Etherington Toronto, Ontario	1994	C[2]	29,981	Nil



William A. Etherington retired on October 1, 2001 as Senior Vice-President and Group Executive, Sales and Distribution, IBM Corporation and Chairman, President and Chief Executive Officer, IBM World Trade Corporation, having worked with IBM for 37 years. He is a director of Celestica and MDS Inc. and a member of the University of Western Ontario, Engineering Sciences Advisory Council. Mr. Etherington has served on the boards of IBM Canada Ltd., IBM Europe Middle East Africa, IBM South Africa, the Conference Board of Canada, the National Quality Institute and Junior Achievement of Canada.

Nominee for Election as Director	Director Since	Board Committee Memberships	Common Shares Owned, Controlled or Directed[1]	Deferred Share Units
A. L. Flood, C.M. Thornhill, Ontario	1989	R	103,708	4,422



A. L. Flood joined CIBC in 1951 and was Chairman and Chief Executive Officer from 1992 to 1999. He was Chairman of the Executive Committee of CIBC from 1999 to 2000. Mr. Flood is a director of Noranda Inc. and Talisman Energy Inc. Mr. Flood is a graduate of the program for management development, Graduate School of Business, Harvard University and was appointed a Member of the Order of Canada in 1999.

Nominee for Election as Director	Director Since	Board Committee Memberships	Common Shares Owned, Controlled or Directed[1]	Deferred Share Units
Margot A. Franssen Toronto, Ontario	1992	M	8,067	Nil



Margot A. Franssen is President and Partner of The Body Shop Canada, of Toronto, Ontario, with 126 retail stores in Canada. She is a director and Vice President of The Canadian Women's Foundation and is on the Board of Governors of York University. Ms. Franssen was a director of the United Nations Development Fund for Women (UNIFEM), a member of The Salvation Army Toronto Advisory Board, a member of the Imagine Program of the Canadian Centre for Philanthropy, the Ontario Round Table on Environment And Economy and a director of the World Wildlife Fund Canada and the Family Services Association of Metropolitan Toronto. Ms. Franssen is a much sought after keynote speaker on the elimination of violence against women and is the recipient of many awards in recognition of her work in this area. Ms. Franssen has also been the recipient of several business achievement awards including the York University Bruce Bryden Alumni Recognition for Leadership award in 2000. Ms. Franssen is a Fellow of Ryerson Polytechnical University and has received honorary doctorates from Mount Saint Vincent University and the University of Windsor.

Nominee for Election as Director	Director Since	Board Committee Memberships	Common Shares Owned, Controlled or Directed[1]	Deferred Share Units
R. D. Fullerton Toronto, Ontario	1974	A	114,809	731



Mr. Fullerton joined the Bank in 1953 and was Chairman and Chief Executive Officer from 1985 to 1992. He was Chairman of the Executive Committee of CIBC from 1992 to 1999. Mr. Fullerton is a director of Hollinger Inc., Westcoast Energy Inc., George Weston Limited and Asia Satellite Telecommunications Co., Ltd. Mr. Fullerton has served on the boards of many other medical, cultural, educational and business entities during his career.

The Honourable Gordon D. Giffin Atlanta, Georgia, U.S.A.	2001		1,000	223



Gordon D. Giffin is Vice-Chairman and Managing Partner of the Washington office of the Washington, D.C. and Atlanta, Georgia-based law firm, Long Aldridge & Norman. Mr. Giffin's directorships include Canadian-American Business Council and Canadian National Railway Company. He is a member of the Council on Foreign Relations, on the Board of Trustees for Georgia Research Alliance, Board of Counselors of Kissinger-McLarty Associates and Vice-Chair of International Affairs for the Metro Atlanta Chamber of Commerce.

The Honourable James A. Grant, P.C., Q.C. Montreal, Quebec	1991	C, R	5,000	2,379



James A. Grant is a Partner of Stikeman Elliott, barristers and solicitors. Mr. Grant is a director of Shire Pharmaceuticals Group plc and CAE Inc. He also serves on several non-profit boards, foundations and councils, including the Montreal Symphony Orchestra, Batshaw Family Centres and The Heward Stikeman Fiscal Institute.

Albert E. P. Hickman St. John's, Newfoundland and Labrador	1989	R	10,921	1,598



Albert E. P. Hickman is Chairman and President of Hickman Motors Limited, an automotive retailer. He is also the Chairman of the Hickman Group of Companies with diversified activities in Newfoundland (heavy equipment sales and leasing, land development, Budget Rent-A-Car, and industrial equipment rentals). Mr. Hickman's directorships include Aliant Inc., Buchans River Ltd., Environmental Control Corporation and Churchill Falls Labrador Corporation Ltd. He also has a distinguished record of service with charitable organizations including the Board of Governors of Junior Achievement of Canada, as a Patron of Laubach Literacy of Canada, as Campaign Chairman for the Newfoundland March of Dimes and as Chairman of the Construction Board for the YM/YWCA. Mr. Hickman is also the Honorary Consul of Sweden for Newfoundland.

John S. Hunkin Toronto, Ontario	1993		142,949	Nil



John S. Hunkin is Chairman and Chief Executive Officer of CIBC. Mr. Hunkin joined CIBC in 1969 and held various positions in the Bank's domestic and international operations before being appointed President of CIBC's investment and corporate banking operations, which were renamed CIBC World Markets in 1997. Mr. Hunkin is a member of the Board of Governors of The Council for Canadian Unity, York University Board of Governors, the Advisory Council, Schulich School of Business, York University, and the Board of Trustees of the Montreal Museum of Fine Arts Foundation. Mr. Hunkin is also a member of the Board of Directors, St. Michael's Hospital Foundation and The Conference Board of Canada.

Nominee for Election as Director	Director Since	Board Committee Memberships	Common Shares Owned, Controlled or Directed[1]	Deferred Share Units
Marie-Josée Kravis, O.C., M.Sc.(Econ.), LL.D. New York, NY, U.S.A.	1987	A	9,354	2,000



Marie-Josée Kravis is a Senior Fellow at Hudson Institute Inc., an economics research institute. Ms. Kravis is an economist specializing in public policy analysis and strategic planning with many published writings on Canada's economic, social and political future. She is a director of Ford Motor Company, Hollinger International Inc. and Vivendi Universal. She served on the dispute settlement panel established under the Canada-U.S. free trade accord and was a member of the Quebec government's consultative committee on financial institutions. Ms. Kravis was appointed to the Order of Canada in 1993. She is also affiliated with various charitable organizations.

Nominee for Election as Director	Director Since	Board Committee Memberships	Common Shares Owned, Controlled or Directed[1]	Deferred Share Units
W. Darcy McKeough, O.C., B.A., LL.D. Chatham, Ontario	1978	A, R	10,000	6,526



W. Darcy McKeough is Chairman of McKeough Supply Inc., a wholesale plumbing and heating company. He is also Chairman and President of McKeough Investments Ltd. Mr. McKeough is a director of Cableserv Inc., C.P.L. Long Term Care, Canadian General-Tower Limited and Intertan Inc. He is also a director of several charitable organizations including the Ridley College Foundation and The Huron College Foundation. Mr. McKeough is a former Treasurer of Ontario. He served for 15 years in the Ontario Legislature as member for Chatham-Kent riding. Mr. McKeough was appointed to the Order of Canada in 1994.

Nominee for Election as Director	Director Since	Board Committee Memberships	Common Shares Owned, Controlled or Directed[1]	Deferred Share Units
Arnold Naimark, O.C., M.D., LL.D., F.R.C.P.(C), F.R.S.(Can.) Winnipeg, Manitoba	1987	R	5,706	1,648



Arnold Naimark is Past President of The University of Manitoba and Director of its Centre for the Advancement of Medicine. Dr. Naimark is a principal of Naimark Consulting, a director of Inspiraplex Inc., a director of Medicure Inc. and was Chairman of the North Portage Development Corporation and its subsidiaries. In the voluntary sector, Dr. Naimark is Founding Chairman of the Canadian Health Services Research Foundation and of the Canadian Biotechnology Advisory Committee. He is a director of the John P. Robarts Institute, the Health Sciences Centre, the Manitoba Lung Association and the Manitoba Theatre Centre. He has published widely in the fields of medical research and higher education. Dr. Naimark is an Officer of the Order of Canada and a Fellow of the Royal College of Physicians and Surgeons of Canada and of the Royal Society of Canada. He is the recipient of several medals and prizes related to his professional and community service.

Nominee for Election as Director	Director Since	Board Committee Memberships	Common Shares Owned, Controlled or Directed[1]	Deferred Share Units
Michael E. J. Phelps, B.A., LL.B., LL.M., LL.D. Vancouver, British Columbia	1989	C, M	10,364	Nil



Michael E. J. Phelps is Chairman and Chief Executive Officer of Westcoast Energy Inc., a diversified energy company, and holds senior positions and directorships with a number of energy companies. Mr. Phelps is a director of the Asia Pacific Foundation of Canada, Canadian Pacific Railway and the Canfor Corporation. He is on the Board of Trustees of the Simon Fraser University Foundation and the Advisory Council of the University of British Columbia, Faculty of Commerce and Business Administration. Earlier in his career Mr. Phelps was a practicing lawyer in Manitoba and a special advisor to the Minister of Energy Mines and Resources of Canada.

Nominee for Election as Director	Director Since	Board Committee Memberships	Common Shares Owned, Controlled or Directed[1]	Deferred Share Units
Charles Sirois, C.M., B.Fin., M.Fin. Montreal, Quebec	1997	M	3,591	731



Charles Sirois is Chairman and Chief Executive Officer of Telesystem Ltd., a private holding company of which he is the founder and principal shareholder. Mr. Sirois is a director of the CGI Group Inc. and a member of the ADVENTIS Board of Advisors. Mr. Sirois received the Order of Canada in 1994 and was made a knight of the Ordre national du Québec in 1998.

Nominee for Election as Director	Director Since	Board Committee Memberships	Common Shares Owned, Controlled or Directed[1]	Deferred Share Units
Stephen G. Snyder, B.Sc., M.B.A. Calgary, Alberta	2000	M	6,334	Nil



Stephen G. Snyder is President and Chief Executive Officer of TransAlta Corporation, an energy company focused on electricity generation and energy trading and marketing. Mr. Snyder was President and Chief Executive Officer of NOMA Industries Limited from 1992 until 1996. He is a director of TransAlta Corporation, Alberta Climate Change Central, United Way of Calgary, and Trustee of The Conference Board (U.S.). He is Chair, Canadian Electrical Association, Vice-Chair of Alberta Economic Development Authority, Vice-Chair of The Conference Board of Canada, Vice-Chair of Management Advisory Council – University of Calgary and Past-Chair of United Way Campaign of Calgary & Area 2001.

Nominee for Election as Director	Director Since	Board Committee Memberships	Common Shares Owned, Controlled or Directed[1]	Deferred Share Units
W. Galen Weston, O.C. Toronto, Ontario	1978		254,479	2,849



W. Galen Weston is Chairman of George Weston Limited, Canada's largest privately-controlled food and merchandising company. Its largest subsidiary is Loblaw Companies Limited which operates across the country. Loblaw Companies Limited is a public company and Mr. Weston is also its Chairman. Mr. Weston was appointed to the Order of Canada in 1990. Additionally, he is a director of Associated British Foods and Fortnum & Mason in the U.K. and Brown Thomas Group in Ireland.

Notes:
(A) Audit Committee
(C) Corporate Governance Committee
(M) Management Resources and Compensation Committee
(R) Risk Management and Conduct Review Committee

(1) Information as to shares beneficially owned or shares over which control or direction is exercised, is not within the knowledge of CIBC and therefore has been provided by each nominee.

(2) Mr. Etherington, as the Lead Director and Chairman of the Corporate Governance Committee, is an ex-officio member of the Audit Committee, the Risk Management and Conduct Review Committee and the Management Resources and Compensation Committee.

BY-LAW AMENDMENT RELATING TO AUTHORIZED CAPITAL

CIBC's by-laws permit CIBC to issue an unlimited number of shares. However, the by-law restricts the consideration for which CIBC may issue shares to $10 billion for the common shares and $5 billion for each class of preferred shares. This restriction impairs CIBC's ability to deal effectively with its capital. Currently, By-Law No. 1 provides that CIBC's authorized capital consists of:

1. An unlimited number of common shares, without nominal or par value, which may be issued for a maximum aggregate consideration of $10,000,000,000;
2. An unlimited number of Class A Preferred Shares, without nominal or par value, which may be issued for a maximum aggregate consideration of $5,000,000,000; and
3. An unlimited number of Class B Preferred Shares, without nominal or par value, which may be issued for a maximum aggregate consideration of $5,000,000,000.

The aggregate consideration for CIBC's shares issued to date is approximately $3.436 billion for the common shares, $4.985 billion for the Class A Preferred Shares and $225 million for the Class B Preferred Shares. Of these shares, common shares that were initially issued for an aggregate consideration of approximately $595 million have been repurchased; Class A Preferred Shares that were initially issued for an aggregate consideration of approximately $2.348 billion have been redeemed or repurchased; and all of the Class B Preferred Shares have been redeemed. The shares that have been redeemed or repurchased are no longer part of CIBC's capital base, but are included in the aggregate consideration restriction.

The restrictions contained in CIBC's by-laws regarding consideration are no longer required by law. Management proposes to change CIBC's authorized capital by (i) changing the restriction on the common shares from $10 billion for *issued* shares to $15 billion for *issued and outstanding* shares, and (ii) changing the restriction on each class of preferred shares from $5 billion for *issued* shares to $10 billion for *issued and outstanding* shares. Even though sizeable transformational transactions requiring the issuance of large amounts of CIBC equity would usually require shareholder approval under stock exchange and governance rules, CIBC is sensitive to shareholder concerns about by-laws permitting any class of shares to be issued in unlimited quantities without shareholder approval. Accordingly, CIBC is seeking approval only to raise the existing share issuance cap to allow greater flexibility and administrative convenience in capital planning. The proposed changes are being made for the following reasons:

1. CIBC will not be able to issue additional Class A Preferred Shares without this amendment to the existing capital issuance limit;
2. Canadian corporate law, including the *Bank Act*, does not require a restriction on the maximum consideration for which shares may be issued. As a result, the authorized capital of most Canadian public companies (including most major Canadian banks) is not restricted, putting CIBC at a comparative disadvantage for capital management purposes;
3. The proposed changes will provide management with better funding and transaction flexibility without affecting the rights, privileges or priorities of any issued or authorized class or series of CIBC shares; and
4. Changing the restriction to *issued and outstanding* provides a more meaningful restriction as shares that have been redeemed or repurchased are not part of CIBC's capital base and, accordingly, are not relevant in calculating the restriction.

On January 10, 2002, the Board of Directors authorized amendments to CIBC's By-Law No. 1 to change the authorized capital. This amendment is not effective until confirmed by special resolutions of the shareholders. A special resolution is a resolution that requires the affirmative vote of not less than two-thirds of the votes cast. The *Bank Act* entitles the holders of each class of shares to vote separately as a class on a special resolution.

The holders of common shares will be asked to approve three resolutions to change the statement in By-Law No. 1 relating to CIBC's authorized capital. The holders of Class A Preferred Shares will be asked to approve one resolution to change the statement in By-Law No. 1 relating to the Class A Preferred Shares. There are no holders of the Class B Preferred Shares. The resolutions are set out below.

SPECIAL RESOLUTIONS OF HOLDERS OF COMMON SHARES

The amendments to CIBC's authorized capital are set out in the following three separate special resolutions. The Board of Directors recommends that holders of common shares vote IN FAVOUR of each special resolution.

(a) Special Resolution Regarding Common Shares

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT the following amendment to and restatement of By-Law No. 1 is confirmed:

Section 6.1(1) is amended by deleting the words "which may be issued for maximum aggregate consideration consideration of $10,000,000,000" and replacing them with the words "provided that the maximum aggregate consideration for all outstanding common shares at any time does not exceed $15,000,000,000" so that Section 6.1(1) reads as follows:

"6.1 **Authorized Capital**
The authorized capital of the Bank consists of:

1. An unlimited number of common shares, without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time does not exceed $15,000,000,000;"

(b) Special Resolution Regarding Class A Preferred Shares

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT the following amendment to and restatement of By-Law No. 1 is confirmed:

a. Section 6.1(2) is amended by deleting the words "which may be issued for a maximum aggregate consideration of $5,000,000,000" and replacing them with the words "provided that the maximum aggregate consideration for all outstanding Class A Preferred Shares at any time does not exceed $10,000,000,000", so that Section 6.1(2) reads as follows:

   "6.1 **Authorized Capital**
   The authorized capital of the Bank consists of:

   2. An unlimited number of Class A Preferred Shares, without nominal or par value, provided that the maximum aggregate consideration for all outstanding Class A Preferred Shares at any time does not exceed $10,000,000,000;"

b. The foregoing amendment to and restatement of By-Law No. 1 shall not be effective until confirmed by special resolution of the holders of the Class A Preferred Shares. If the holders of the Class A Preferred Shares do not confirm the amendment to section 6.1(2), then this resolution shall be of no effect.

(c) Special Resolution Regarding Class B Preferred Shares

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT the following amendment to and restatement of By-Law No. 1 is confirmed:

Section 6.1(3) is amended by deleting the words "which may be issued for a maximum aggregate consideration of $5,000,000,000" and replacing them with the words "provided that the maximum aggregate consideration for all outstanding Class B Preferred Shares at any time does not exceed $10,000,000,000", so that Section 6.1(3) reads as follows:

"6.1 **Authorized Capital**
The authorized capital of the Bank consists of:

3. An unlimited number of Class B Preferred Shares, without nominal or par value, provided that the maximum aggregate consideration for all outstanding Class B Preferred Shares at any time does not exceed $10,000,000,000;"

SPECIAL RESOLUTION OF HOLDERS OF CLASS A PREFERRED SHARES

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT the following amendment to and restatement of By-Law No. 1 is confirmed:

a. Section 6.1(2) is amended by deleting the words "which may be issued for a maximum aggregate consideration of $5,000,000,000" and replacing them with the words "provided that the maximum aggregate consideration for all outstanding Class A Preferred Shares at any time does not exceed $10,000,000,000", so that Section 6.1(2) reads as follows:

   "6.1 **Authorized Capital**
   The authorized capital of the Bank consists of:

   2. An unlimited number of Class A Preferred Shares, without nominal or par value, provided that the maximum aggregate consideration for all outstanding Class A Preferred Shares at any time does not exceed $10,000,000,000;"

b. The foregoing amendment to and restatement of By-Law No. 1 shall not be effective until confirmed by special resolution of the holders of the common shares. If the holders of the common shares do not confirm the amendment to section 6.1(2), then this resolution shall be of no effect.

SHAREHOLDER PROPOSALS

Attached to this Management Proxy Circular as Schedule "A" are shareholder proposals which have been submitted for consideration at the Meeting. The deadline for receipt by CIBC of any shareholder proposal which is intended for inclusion in the Bank's 2002 Management Proxy Circular is Monday, December 2, 2002.

EXECUTIVE AND DIRECTOR COMPENSATION

COMPENSATION OF DIRECTORS

Directors who are not full-time officers of the Bank are compensated for their services as directors through a combination of fees, which may be paid in the form of cash, CIBC common shares, deferred share units ("DSUs") and CIBC common share stock options. A DSU is a bookkeeping entry, equivalent to the value of a CIBC common share, credited to an account to be maintained for the individual director until retirement from the board. Directors are reimbursed for out-of-pocket expenses incurred in attending meetings.

Remuneration

Director Retainer:	
– Cash	$22,000 per year
– Deferred Share Units/Common Shares	$25,000 per year
Committee Chair Retainer	$10,000 per year
Lead Director Retainer [1]	$20,000 per year
Board Meeting Attendance Fee	$ 2,000 per meeting
Committee and Regional Meeting Attendance Fee	$ 1,500 per meeting
Non-Resident Attendance Fee [2]	$ 2,000 per trip

Notes:

(1) Lead Director receives no Committee Chair Retainer as Chair of the Corporate Governance Committee.

(2) Non-Resident Attendance Fees are paid to a director attending board or committee meetings being held outside of the director's province/state of residence.

CIBC actively encourages ownership of CIBC shares by its directors. A guideline is in place that a director invest half of the cash component of the Director Retainer in common shares and/or DSUs until the director owns common shares and/or DSUs having a value at least six times the Director Retainer. New directors will generally need time to build their ownership to the guideline level. In addition, directors are encouraged to go beyond this minimum guideline by investing all or a major portion of their cash remuneration in the purchase of shares and/or DSUs. A majority of CIBC's directors invest 100% of their cash remuneration in CIBC common shares and/or DSUs.

The following plans have been established by CIBC to enhance the alignment of the interests of directors with those of shareholders.

(a) Non-Officer Director Share Plan

This plan provides that non-officer directors may elect to receive all or a portion of their cash remuneration in the form of cash, CIBC common shares, or DSUs. For purposes of this plan, cash remuneration includes the cash component of the Director Retainer, Meeting Attendance Fees, Non-Resident Attendance Fees and, where applicable, Committee Chair Retainers and the Lead Director Retainer.

(b) Director Deferred Share Unit/Common Share Election Plan

This plan provides for the DSU/common share component of the Director Retainer to be paid to the directors in the form of either DSUs (as defined above) or CIBC common shares.

The accrual for DSUs allocated to directors under the above plans during fiscal year 2001 was $805,573.

(c) Non-Officer Director Stock Option Plan

This plan provides that each person who is elected as a director at each annual meeting of shareholders, and who is not an officer of CIBC or its subsidiaries, is entitled to an annual grant of 2,000 CIBC common share options. The plan entitles the lead director to an additional annual grant of 2,000 CIBC common share options.

Contractual Arrangements

Mr. R. D. Fullerton, a director and former Chairman and Chief Executive Officer of CIBC, had a contract which commenced on June 8, 1992 to provide consulting services to CIBC as required. Mr. Fullerton was paid an annual retainer of $50,000. Mr. Fullerton's contract expired in July 2001.

REPORT ON EXECUTIVE COMPENSATION

Management Resources and Compensation Committee

The Management Resources and Compensation Committee (the "Committee") consists of five directors: Ms. Jalynn H. Bennett, Ms. Margot A. Franssen, Mr. Michael E.J. Phelps, Mr. Charles Sirois and Mr. Stephen G. Snyder. None of these individuals is a present or former officer of CIBC or any of its subsidiaries. During the fiscal year, Mr. Alfred Powis and Ms. Barbara J. Rae, retired from the Board and the Committee, and two other directors, Ms. Marie-Josée Kravis and Dr. Arnold Naimark moved on to other committees of the board. Ms. Jalynn H. Bennett joined the Committee during the year.

The board has delegated to the Committee a broad mandate to oversee the management of CIBC's human resource activities, including compensation matters. The Committee seeks to ensure that compensation is competitive and is aligned with Bank performance and shareholder interests. More specifically, the Committee:

- reviews and approves major executive compensation policies and programs and any changes to these programs;
- reviews and approves annual changes to or awards under all compensation components, including base salaries, incentive awards and equity grants, for the CEO and other members of the Senior Executive Team (SET);
- monitors and assesses the performance of the CEO against pre-determined quantitative and qualitative performance conditions, in collaboration with the Corporate Governance Committee, and reviews the performance assessments of the other SET members;
- reviews and approves the succession plan for SET members and any SET appointments;
- reviews and approves any special employment arrangements for SET members, including retirement or termination arrangements; and
- reviews and approves the aggregate incentive awards and equity grants to employees other than SET members.

Executive Compensation Policy

CIBC's guiding philosophy on executive compensation is based on the following key principles:

- ensuring that compensation is linked to CIBC's performance, as well as recognizing and rewarding individual and business unit performance; rigorously differentiating between high, low and medium performance;
- providing competitive compensation packages that attract, retain and motivate qualified and experienced executives;
- facilitating ownership of significant equity positions in CIBC by executives; and
- taking a holistic approach to executive compensation, in which salaries, benefits, bonus and equity awards are all valued as elements within a total compensation framework.

To support this philosophy:

- CIBC has implemented a detailed and rigorous performance assessment process for the Bank overall, the various businesses and individual executives, including the CEO. On a regular basis throughout the year and at year-end, the Committee reviews overall bank performance as well as individual business segments against plan and relative to CIBC's comparator Banks in Canada and in the U.S. On an annual basis, the Committee also reviews the CEO's performance as well as the CEO's performance assessments for SET members and certain other officers.
- The Committee reviews compensation to revenue ratios as well as other related measures for the whole Bank both in absolute terms and relative to Canadian and U.S. comparators.
- Independent consultants are engaged by the Committee to provide perspective on market pay levels and relative performance. Compensation of most Canadian executives is benchmarked against that of executives in Canadian financial services organizations. U.S. and/or North American market benchmarks are used for those executive positions in Canada where individuals spend a substantial amount of time in the U.S. and whose scope of responsibilities are significantly in the U.S. Local market benchmarks are used for individuals in the U.S. and other parts of the world. Towards the end of the third quarter, market pay levels and trends in these various markets are reviewed by the Committee.
- Incentive programs provide for substantial variability in short and long-term incentive award levels. CIBC manages compensation aggressively, paying above market average compensation in good years but ensuring appropriate downward adjustment in years with less positive performance. Throughout the fiscal year, the Committee reviews overall compensation accrual levels and ratios relative to financial performance.
- 50% or more of total compensation paid to top executives is in the form of CIBC common equity instruments.

Components of Total Compensation

Total compensation paid to executives consists of four components - base salary, annual cash incentives, long-term equity based incentives and benefits. For senior executives, including the Chief Executive Officer and the four most highly compensated executive officers (the "Named Executive Officers" or "NEOs"), the greatest emphasis is placed on variable incentive cash and significant equity based incentives.

Base Salary

Base salaries are set with reference to each executive's level of responsibility and competitive benchmarks. CIBC's practice is to review base salaries annually and to adjust, if appropriate. The base salaries for the Chief Executive Officer and the other Named Executive Officers have not been adjusted since their appointments in 1999. Salaries for top executives are generally set at no more than the median of the relevant comparator group.

Annual Cash Incentives

Executives participate in one of two annual cash incentive plans. The Annual Incentive Plan provides annual bonus opportunities to executives in all business areas other than primarily CIBC World Markets. The Short-Term Incentive Plan provides annual bonus opportunities to executives in CIBC World Markets, Private Client and Asset Management businesses. In general, annual incentive awards in respect of the 2001 fiscal year are lower than awards relating to fiscal 2000.

1. **Annual Incentive Plan ("AI Plan")**

   The AI Plan is funded using a percentage of pre-tax earnings for CIBC and its major lines of business. The pool may be adjusted up or down based on achievement of other financial and non-financial objectives. The final adjusted pool is then submitted to the Committee for approval. Individual cash awards are paid with reference to the performance of CIBC, the business, and the individual during the year.

2. **Short-Term Incentive Plan ("STIP") (primarily CIBC World Markets)**

   During the year, the STIP pool is funded based on financial performance in each of the major business units within CIBC World Markets. At fiscal year-end, the pool is adjusted up or down based on CIBC World Markets' net contribution and a discretionary factor based on a review of overall performance. Individual cash awards are determined with reference to overall performance at CIBC World Markets, business unit performance and relative individual performance. Based on the size of the award, certain executives are required to defer a portion of the cash award into restricted share units (Stock Participation Plan, "SPP"). SPP share units vest and are paid out in equal annual installments over three years from the date of deferral in CIBC common shares, purchased on the open market.

Long-Term Equity Based Incentives

CIBC is committed to ensuring that senior executives' compensation is aligned with shareholder interests. To that end, long-term equity based incentives constitute a significant proportion of senior executive total compensation.

There are four long-term equity based incentive programs that are included in employees' total compensation as summarized below:

- Restricted Share Awards Plan
- Employee Stock Option Plan
- CIBC World Markets Long-Term Incentive Plan
- CIBC Special Incentive Program

Under each of these programs, grants to executives and senior employees are based on the individual's level, market practice and individual performance.

1. **Restricted Share Awards Plan ("RSA")**

   Under the Restricted Share Awards Plan, executives are eligible to receive grants of restricted share awards annually. These awards are granted at the end of each fiscal year as part of that year's incentive award. The size of the award is based on executive level and performance, considering Bank, business unit and individual performance. Awards vest in equal annual installments and are paid out within three years of the end of the fiscal year. All awards are in the form of common shares of CIBC, purchased on the open market.

2. **Employee Stock Option Plan ("ESOP")**

   Under the Employee Stock Option Plan, executives are eligible to receive grants of stock options annually. The plan provides that:

   - the option price cannot be less than the market price of the shares at the time of grant;
   - the option term cannot be for a period greater than 10 years from the grant date; and
   - any one person cannot be granted options entitling the person to acquire more than 1% of the outstanding shares.

   The Committee implements, interprets and administers the ESOP as authorized by the Board of Directors. The size of the award is generally based on the level of the executive and expected future contribution and is made in the context of total compensation. The estimated value of these grants is also included in the calculation of an executive's total compensation.

   Stock options granted for fiscal year 2001 vest at the rate of 25% per year, commencing on the first anniversary of the date of grant.

3. CIBC World Markets Long-Term Incentive Plan ("LTIP")

Senior executives of CIBC World Markets participate in the LTIP. At the beginning of each fiscal year, a specified number of units are allocated to eligible executives as part of their total compensation arrangements. The units are valued at the end of each fiscal year, based on a formula derived from net contribution of CIBC World Markets and adjusted for a ROE threshold. An amount equal to the face value of the units plus other amounts allocated at the discretion of the CIBC Chairman and CEO is used to purchase common shares of CIBC. Awards vest in equal annual installments and are paid out within three years of the end of the fiscal year. LTIP rights were not granted to any of the Named Executive Officers in fiscal 2001.

4. CIBC Special Incentive Program ("SIP")

Certain senior employees of CIBC World Markets and certain other executives of CIBC participate in the SIP. Under the SIP, a specified number of units were allocated to eligible executives in 2000. The units are valued at the end of each fiscal year based on the net gains from certain CIBC merchant banking investments realized during the fiscal year. The face value of the units is used to purchase common shares of CIBC. Awards vest on October 31, 2003 for all executives other than Named Executive Officers and other members of the Senior Executive Team ("SET").

For Named Executive Officers and certain members of the SET, certain long-term performance criteria must also be met prior to vesting of award shares. Vested shares are distributed in the form of common shares of CIBC upon retirement or termination of employment. As well, any dividends earned on vested shares are not distributed prior to retirement or termination of employment.

Benefits

CIBC's benefit programs include competitive health, welfare, pension plans and perquisites. The amount of pension benefit provided to executives is based on their level and market practices. Not all executives participate in all plans. More details are provided on page 20. CIBC's benefit programs are reviewed periodically by the Committee. During the fiscal year, there were no material changes to the benefit programs.

Review of Performance by Named Executive Officers

Fiscal 2001 was a challenging but successful year for CIBC and its shareholders. For the second consecutive year, total shareholder return was higher than that of the other major Canadian banks. (See "Two-Year Total Return" table on the following page.) On the other hand, net income of $1.7 billion, earnings per share of $4.20 and revenue were down from the record levels established in fiscal 2000. Return on equity for 2001 was 16.1% on a Reported basis, and 19.8% on an Operating basis (excluding the strategic investment in the Amicus electronic banking business) – relative to the Bank's target return on equity of 18%. This performance was achieved while maintaining strong capital ratios and reducing levels of credit and market risk. In addition, CIBC's customer loyalty and satisfaction measures improved relative to its competitors.

The Committee recognizes CIBC's strong performance this year in the face of challenging market conditions. In particular, the Committee recognizes that many SET members performed well in managing their businesses in the face of these market conditions and the global turmoil following September 11th. Compensation for the Named Executive Officers has been established with regard to the relevant market, whether on a Canadian, U.S., North American or global basis. For the CEO, the primary comparator group is the major Canadian banks. However, in keeping with the Bank's approach to aggressively manage compensation on a pay for performance basis and recognizing that financial performance was below that of fiscal 2000, substantially lower incentive awards (down overall in the 30% range) have been granted to the CEO and other executive officers than were awarded in the previous year.

Summary

The Committee is satisfied that CIBC's compensation policies and executive compensation levels are aligned with the Bank's performance, reflect market competitive practices and have been set so as to attract, retain and motivate the talented team of executives required to achieve the Bank's strategic objectives and optimize shareholder value.

Presented by the Committee:

Michael E. J. Phelps, Chairman
Margot A. Franssen
Jalynn H. Bennett
Charles Sirois
Stephen G. Snyder

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five fiscal years on CIBC's common shares with the cumulative total return of the TSE 300 Index and the TSE Banks & Trusts Index, assuming reinvestment of all dividends.

FIVE-YEAR TOTAL RETURN ON $100 INVESTMENT (Dividends Reinvested)



$250.00
$200.00
$150.00
$100.00
CIBC
TSE 300 Index
Bank & Trusts Index

	1996	1997	1998	1999	2000	2001
CIBC	100.00	152.50	116.87	124.98	196.87	204.35
TSE 300 Index	100.00	124.37	114.69	136.19	183.05	132.78
Bank & Trusts Index	100.00	160.93	154.57	163.65	229.52	226.71

TWO-YEAR TOTAL RETURN

The following table compares the annual return of the major Canadian banks in the last two fiscal years.

TWO-YEAR TOTAL RETURN ON $100 INVESTMENT (Dividends Reinvested)

Financial Institution	1999	2000	2001
CIBC	100.00	157.52	163.51
Bank of Montreal	100.00	129.05	127.53
The Bank of Nova Scotia	100.00	133.12	138.09
Royal Bank of Canada	100.00	156.75	156.28
The Toronto-Dominion Bank	100.00	127.43	112.23

Shareholder returns include dividends payable where ex-dividend dates fall between October 31, 1999 and October 31, 2001.

SUMMARY COMPENSATION TABLE

The following table sets forth compensation for the Chief Executive Officer and the other four most highly compensated executive officers of CIBC (the "Named Executive Officers") for the fiscal years indicated.

SUMMARY COMPENSATION TABLE

		ANNUAL COMPENSATION			LONG-TERM COMPENSATION AWARDS		
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Securities Under Options/SARs Granted (#)	Restricted Shares Or Restricted Share Awards[2] ($)	All Other Compensation[3] ($)
J. S. Hunkin	2001	900,000	2,500,000	Nil	115,000	2,000,000	Nil
Chairman and Chief	2000	900,000	3,500,000	Nil	404,000	3,000,000	41,217
Executive Officer	1999	545,424	Nil	Nil	Nil	5,549,513	Nil
W. C. Fox[4]	2001	500,000	2,000,000	Nil	113,000	1,996,828	13,750
Vice-Chairman and	2000	450,000	3,000,000	5,000	305,113	1,500,000	7,000
Chief Risk Officer	1999	200,000	1,816,000	5,000	Nil	4,439,611	6,000
D. J. Kassie	2001	500,000	3,750,000	Nil	282,000	1,571,715	13,750
Vice-Chairman	2000	450,000	6,500,000	5,000	388,113	7,000,000	7,000
CIBC World Markets	1999	200,000	2,416,000	5,000	Nil	4,439,611	6,000
I. D. Marshall[5]	2001	500,000	1,750,000	Nil	81,000	1,570,640	Nil
Vice-Chairman	2000	500,000	2,500,000	Nil	208,742	1,430,000	Nil
Electronic Commerce	1999	122,739	1,000,000	Nil	100,000	Nil	Nil
Technology & Operations							
G. T. McCaughey	2001	400,000	1,200,000	Nil	90,000	588,945	16,392
Senior Executive	2000	375,000	2,000,000	Nil	255,890	550,000	6,000
Vice-President	1999	298,959	1,489,624	9,740	Nil	3,884,659	Nil
Wealth Management							

Notes:

(1) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the Named Executive Officers and therefore are not reported. The amounts reported in this column relate to taxable benefits on employee loans and contributions made by the Bank on behalf of the employee to registered retirement savings plans and other similar plans.

(2) Amounts shown for fiscal year 2001 represent restricted share awards (RSAs) issued under the Restricted Share Awards Plan, valued as of the grant date. RSAs vest and are distributed one-third per year, starting on the first anniversary of the end of the fiscal year, unless the recipient elects to defer receipt of shares until the end of the third year. The aggregate number of restricted shares held by Mr. Hunkin, including shares previously granted under the RSA and LTIP, and the aggregate value as of October 31, 2001 are 101,669 and $4,963,497 respectively. The aggregate number of restricted shares held by Mr. Fox, including shares previously granted under the RSA and LTIP, and the aggregate value as of October 31, 2001 are 68,163 and $3,327,734 respectively. The aggregate number of restricted shares held by Mr. Kassie, including shares previously granted under the RSA and LTIP, and the aggregate value as of October 31, 2001 are 148,655 and $7,257,321 respectively. The aggregate number of restricted shares held by Mr. Marshall, including shares previously granted under the RSA, and the aggregate value as of October 31, 2001 are 20,929 and $1,021,753 respectively. The aggregate number of restricted shares held by Mr. McCaughey, including shares previously granted under the RSA and LTIP, and the aggregate value as of October 31, 2001 are 48,482 and $2,366,908 respectively. These aggregate numbers of restricted shares exclude RSA awards for the 2001 fiscal year.

(3) Amounts shown are CIBC contributions to the Employee Share Purchase Plan. Under the plan, employees can contribute between 1% and 6% of annual salary into the plan, depending on years of service and position level. CIBC contributes an amount equal to 50% of the employee's contribution.

(4) Mr. Fox became Chief Risk Officer with responsibility for Risk Management on September 13, 2001. He continues to be responsible for Treasury and Balance Sheet Management.

(5) Mr. Marshall was hired as an executive officer of the Bank on August 3, 1999. He is eligible to receive 50,000 common shares upon retirement provided he is continuously employed by CIBC for a minimum five-year period ending August 3, 2004.

EMPLOYEE STOCK OPTION PLAN

The following table sets forth grants of stock options during the 2001 fiscal year to the Named Executive Officers.

OPTION GRANTS DURING THE FINANCIAL YEAR ENDED OCTOBER 31, 2001

Name	Securities Under Options Granted[1] (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
J. S. Hunkin	115,000	3.81%	45.50	45.50	December 6, 2010
W. C. Fox	113,000	3.74%	45.50	45.50	December 6, 2010
D. J. Kassie	282,000	9.34%	45.50	45.50	December 6, 2010
I. D. Marshall	81,000	2.68%	45.50	45.50	December 6, 2010
G. T. McCaughey	90,000	2.98%	45.50	45.50	December 6, 2010

Note:

1. Stock options granted for fiscal year 2001 vest at the rate of 25% per year, commencing on the first anniversary of the date of grant.

The following table sets forth aggregated option/SAR exercises during the 2001 fiscal year by the Named Executive Officers and the financial year-end option/SAR values.

AGGREGATED OPTION/SAR EXERCISES DURING THE FINANCIAL YEAR ENDED OCTOBER 31, 2001 AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End Exercisable/Unexercisable (#)	Value of Unexercised in-the-Money Options/SARs at FY-End[1] Exercisable/Unexercisable ($)
J. S. Hunkin	Nil	Nil	253,834/405,166	6,085,767/4,528,088
W. C. Fox	Nil	Nil	101,705/316,408	1,141,130/2,657,398
D. J. Kassie	Nil	Nil	139,371/540,742	1,785,993/3,839,325
I. D. Marshall	Nil	Nil	119,581/270,161	1,614,199/2,663,806
G. T. McCaughey	Nil	Nil	85,297/260,593	957,032/2,212,853

Note:

(1) Amounts reported are based on a fiscal year-end price of $48.82.

PENSION ARRANGEMENTS

Executive officers of CIBC other than individuals covered by arrangements of subsidiary companies may be eligible (1) to participate in either the contributory or non-contributory portion of the defined benefit CIBC Pension Plan, and (2) to receive supplemental pension benefits. The following pension benefit chart shows the pension payable at retirement for participants in the contributory portion of the plan for the specified pensionable earnings and years of service. The chart assumes retirement at age 61, the earliest age at which an executive officer can retire with an unreduced pension. Pensions are based on the individual's pensionable earnings and years of pensionable service. Pensionable earnings include base salary plus 50% of bonus each year. Pensionable earnings are calculated at the greater of the average of the last 60 consecutive months' earnings or the best consecutive five years' earnings in the last ten years prior to retirement. For the first year of retirement, executive officers receive their full salary paid in the 12 months prior to retirement. Subsequent pension payments are over the life of the officer. In the event of death, 50% of the pension is continued for the life of the officer's spouse. Other optional forms of payment are available on an actuarially equivalent basis. For participants in the contributory portion of the plan, the maximum annual contribution is $3,500. For officers who retire before age 65 an additional pension equivalent to the benefit payable under the CPP will be paid from date of retirement to age 65.

Contributory Pension Plus Supplement

Average Pensionable Earnings	**Years of Service**				
($)	15	20	25	30	35
300,000	80,724	110,724	140,724	170,724	200,724
400,000	110,724	150,724	190,724	230,724	270,724
500,000	140,724	190,724	240,724	290,724	340,724
600,000	170,724	230,724	290,724	350,724	410,724
700,000	200,724	270,724	340,724	410,724	480,724
800,000	230,724	310,724	390,724	470,724	550,724
900,000	260,724	350,724	440,724	530,724	620,724
1,000,000	290,724	390,724	490,724	590,724	690,724
1,250,000	365,724	490,724	615,724	740,724	865,724
1,500,000	440,724	590,724	740,724	890,724	1,040,724
1,750,000	515,724	690,724	865,724	1,040,724	1,215,724
2,000,000	590,724	790,724	990,724	1,190,724	1,390,724
2,250,000	665,724	890,724	1,115,724	1,340,724	1,565,724
2,500,000	740,724	990,724	1,240,724	1,490,724	1,740,724
2,750,000	815,724	1,090,724	1,365,724	1,640,724	1,915,724
3,000,000	890,724	1,190,724	1,490,724	1,790,724	2,090,724

The non-contributory portion of the plan provides a level of benefits which is approximately 25% lower than that of the contributory portion.

There is an overall maximum pension, for any individual, equal to the base salary earned in the year prior to retirement.

For purposes of computing their total retirement benefit, contributory pensionable service as of October 31, 2001 was 31.4 years for Mr. Hunkin, two years for Mr. Marshall and 2.6 years for Mr. McCaughey.

Executive officers covered under the retirement arrangements of CIBC World Markets, including Mr. Fox and Mr. Kassie, are not covered under defined benefit pension plans, nor are they entitled to receive any supplemental executive top-up pension benefits from CIBC.

EMPLOYMENT CONTRACTS

CIBC has entered into change of control contracts with the Named Executive Officers. The contracts provide for severance payments of up to two times annual salary and bonus, as defined in the contract, where a change of control, as defined, occurs and the executive is terminated by CIBC without cause, or the executive resigns for reasons permitted under the contract. In addition, the contracts provide for a cash settlement, in these circumstances, in lieu of continued pension and benefits coverage. Upon a change of control, all deferred equity incentive compensation will become vested and exercisable, including employee stock options and restricted share awards.

OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at December 14, 2001, the aggregate indebtedness of all officers and employees, in amounts exceeding $25,000 to CIBC and its subsidiaries, entered into in connection with a purchase of securities of CIBC or any of its subsidiaries, was approximately $15,276,000.

INDEBTEDNESS[5] OF DIRECTORS[1] AND EXECUTIVE OFFICERS[2] UNDER SECURITIES PURCHASE PROGRAMS[6]

Name and Principal Position[3]	Largest Amount Outstanding During FY-Ended 31.10.01 ($)	Amount Outstanding as at 14.12.01 ($)	Financially Assisted Securities Purchases During FY-Ended 31.10.01 ($)	Security for Indebtedness[4]
C. Croucher, Executive Vice President	135,805	124,950	Nil	4,030
D. S. Ferguson, Executive Vice President	285,000	285,000	Nil	6,000
T. D. Woods, Executive Vice President	300,000	278,329	Nil	16,000

Notes:

(1) Loans to directors of CIBC and to proposed nominees for election as directors, who are not employees of CIBC or a subsidiary, and their associates, are made on substantially the same terms, including those as to interest rate and security, as are available when a loan is made to other customers of CIBC with comparable credit ratings and involve no more than usual risks of collectability, and are therefore not reportable.

(2) "Executive Officers" are the senior officers of CIBC in charge of principal business units and/or performing a policy-making function in respect of CIBC.

(3) All regular full-time and part-time employees, including senior officers, are eligible for loans at preferential interest rates to encourage the purchase of CIBC shares. CIBC's policy is that an employee may borrow an aggregate maximum of one times annual salary at preferred rates for all loans excluding mortgage loans secured on the employee's principal residence and margin loans; such loans in excess of one times annual salary are made at normal customer rates. For officers, the aggregate maximum amount of loans excluding the residential mortgage on the principal residence and margin loans is limited to two times annual salary. The preferred rate for loans to purchase CIBC shares is one-third of CIBC prime lending rate at the time the loan is granted but subject to a minimum of 5.0% per annum, or prime if lower.

(4) The security for indebtedness column shows the number of shares which were held by CIBC as at December 14, 2001 as evidence of good faith.

(5) In all cases, the involvement of CIBC or a subsidiary is as lender, not as provider of a guarantee, support agreement, letter of credit or similar arrangement or understanding.

(6) The loans were for the purchase of CIBC shares in all cases.

As at December 14, 2001, the aggregate indebtedness of all officers and employees in amounts exceeding $25,000 to CIBC and its subsidiaries, not entered into in connection with a purchase of securities of CIBC or any of its subsidiaries, was approximately $1,056,565,000. This includes employee residential mortgage loans of approximately $613,714,000.

INDEBTEDNESS OF DIRECTORS[1] AND EXECUTIVE OFFICERS[2] OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

Name and Principal Position [3]	Involvement of Issuer or Subsidiary[4]	Largest Amount Outstanding During FY-Ended 31.10.01[5] ($)	Amount Outstanding as at 14.12.01[5] ($)
M. G. Capatides, Executive Vice President	Lender	US 559,634	US 563,751
B. M. Cassidy, Senior Executive Vice President	Lender	30,139 US 76,616	2,234 US 77,094
C. Croucher, Executive Vice President	Lender	83,485 US 75,378	84,905 US 75,848
G. H. Denham, Senior Executive Vice President	Lender	US 279,360	US 281,105
M. A. Elliott, Executive Vice President	Lender	518,559	214,480
D. S. Ferguson, Executive Vice President	Lender	US 558,738	US 562,226
W. C. Fox, Vice-Chairman	Lender	38,961 US 1,117,506	7,656 US 1,124,484
M. G. Horrocks, Executive Vice President	Lender	54,184 US 1,117,506	10,524 US 1,124,484
D. J. Kassie, Vice-Chairman	Lender	US 2,235,035	US 2,248,989
R. A. Lalonde, Senior Executive Vice President	Lender	34,337 US 558,738	11,101 US 562,226
R. M. Mark, former Senior Executive Vice President	Lender	US 446,993	US 449,784
J. R. McSherry, Executive Vice President	Lender	426,777 US 223,486	426,777 US 224,882
J. M. Phillips, Executive Vice President	Lender	US 139,896	US 140,926
R. E. Venn, Senior Executive Vice President	Lender	US 2,235,035	US 2,248,989
T. D. Woods, Executive Vice President	Lender	400,000 US 558,738	379,719 US 562,226

Notes:

(1) Loans to directors of CIBC and to proposed nominees for election as directors, who are not employees of CIBC or a subsidiary, and their associates, are made on substantially the same terms, including those as to interest rate and security, as are available when a loan is made to other customers of CIBC with comparable credit ratings and involve no more than usual risks of collectability, and are therefore not reportable.

(2) "Executive Officers" are the senior officers of CIBC in charge of principal business units and/or performing a policy-making function in respect of CIBC.

(3) All regular full-time and part-time employees, including senior officers, are eligible for loans at preferential interest rates to assist them in the purchase of their homes and to assist with other credit requirements. CIBC's policy is that employee lending limits, like those of all other customers, are based on household income and risk profile, with the exception of officers where the aggregate maximum amount of loans excluding the residential mortgage on the principal residence and margin loans is limited to two times annual salary. Interest rates on variable rate loans are 1% below prime to a floor of the government prescribed rate. The interest rate on a personal line of credit, secured or unsecured is prime. Certain employees of CIBC and its affiliates receive loans to finance a portion of their participation in a fund which makes private equity investments on the same basis as CIBC and its affiliates. The loans will mature at the earlier of January 2012 or the liquidation of the fund, and are secured by the employee's interest in the fund. Approximately one-half of each loan is non-recourse. Interest on loans for Canadian resident employees gets set quarterly at 25 basis points higher than the prescribed rate under the *Income Tax Act* (Canada). Interest on loans for U.S. resident employees accrues at the U.S. long-term applicable federal interest rate in effect when the loans are made. VISA interest charges on selected cards are one-half normal customer rates. Computer loans are interest free. Residential mortgages are 1% below normal customer rates for terms of 2 to 10 years, for the full amount of the mortgage.

(4) In all cases, the involvement of CIBC or a subsidiary is as lender, not as provider of a guarantee, support agreement, letter of credit or similar arrangement or understanding.

(5) Loan amounts are denominated in the currency in which the loan was made and, unless otherwise indicated, are in Canadian dollars.

REPORT ON CORPORATE GOVERNANCE

CIBC's Board of Directors takes active responsibility for ensuring that the Bank maintains leading edge corporate governance policies and procedures. The board has delegated to the Corporate Governance Committee specific responsibilities to recommend governance improvements back to the full board. These responsibilities are summarized on page 114 of CIBC's 2001 Annual Report.

Some of the significant enhancements that have already been made over the past two years to facilitate better corporate governance are:

- simplifying the committee structure by eliminating the Executive Committee and having the Corporate Governance Committee assume the duties of the Nominating Committee;
- creating the Lead Director position and appointing Bill Etherington as Lead Director;
- holding sessions at each board meeting without the Chairman and CEO or any other officers being present;
- holding open discussion sessions at each board meeting with the Chief Executive Officer alone;
- holding separate sessions between the chairman of the Audit Committee, Ivan Duvar, and each of (1) management (2) the internal auditor and (3) the external auditors; and
- holding sessions at each Audit Committee meeting, first with the internal auditors and then with the external auditors.

As part of the governance process, the board relies heavily on its committees which were established to carry out certain key responsibilities in greater detail than is feasible for the full board. The responsibilities of the other committees are set out on pages 115 and 116 of the Annual Report. These other committees are the:

- Audit Committee
- Risk Management and Conduct Review Committee
- Management Resources and Compensation Committee (the report by this committee on "Executive Compensation" appears on pages 13 to 17 of this Management Proxy Circular)

Significant governance changes were recommended by a special governance task force and approved by the board in February 2000. Most of these recommendations have now been implemented (as discussed on page 114 of the Annual Report). However, the board recognizes that good governance is 'a journey rather than a destination' which requires constant attention as the Bank continuously adjusts, sometimes quite dramatically, to a changing global environment for financial services. One of the special governance task force's key recommendations was to develop a process to evaluate board and director performance. This recommendation was based on a belief that the board and individual directors need to continuously enhance their performance in fulfilling their duties to CIBC and its shareholders.

The board, led by the Corporate Governance Committee, began this review process with a detailed assessment of the views of the board members on current corporate governance performance, as a board and as individual directors. This review was done with the assistance of an outside consultant to provide expertise, independence and confidentiality.

At a special workshop held in December 2001, the board reviewed the assessment with the consultant and established an action plan for the coming year to be executed by the Lead Director (Bill Etherington) and the Corporate Governance Committee, working with the Chief Executive Officer. This action plan will be executed to improve governance at CIBC, not as an end in itself, but rather to protect and enhance the interests of CIBC, its shareholders and other stakeholders.

We take great pride in competing strongly and successfully with other Canadian financial institutions, particularly the other major banks. Canadian banks maintain a strong desire to challenge each other within the industry to adopt those additional best practices which can meaningfully contribute to the protection and enhancement of shareholder value.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

Effective November 1, 2000, CIBC purchased at its expense, an integrated insurance program that includes Directors and Officers Liability Insurance under two policies. The first policy applies to protection provided for directors and officers against liability incurred by them while acting in their capacities as directors and officers of CIBC and its subsidiaries. This policy has an insurance limit of $400,000,000 per claim and an aggregate limit of $800,000,000 for the 36 month period ending October 31, 2003. There is no deductible. The second policy applies when the law permits or requires CIBC to indemnify the directors and officers and provides payment on behalf of CIBC to the extent that indemnification was granted. This policy has a combined limit of $400,000,000 for each loss or claim and a combined aggregate limit of $800,000,000 for the 36 month period ending October 31, 2003. This limit is in excess of a self-retention or deductible of $10,000,000 for each loss or claim. Premiums paid by CIBC include approximately $1,000,000 per annum relating to Directors and Officers Liability Insurance.

NORMAL COURSE ISSUER BID

On January 7, 2002, CIBC filed a Notice of Intention to make a normal course issuer bid for up to 18 million of its common shares. The Notice provides that CIBC may purchase these shares between January 9, 2002, and January 8, 2003, at prevailing market prices in amounts and at times to be determined by the Bank. The purchases will be made on the Toronto Stock Exchange. A copy of the Notice may be obtained from the Corporate Secretary at the address set out on the back cover of this Management Proxy Circular.

DIRECTORS' APPROVAL

The contents and sending of this Notice and Management Proxy Circular have been approved by the directors.

By Order of the Board

Paul T. Fisher
Corporate Secretary

January 10, 2002

SCHEDULE "A"

SHAREHOLDER PROPOSALS

Proposals submitted to CIBC by The Association for the Protection of Quebec Savers and Investors Inc. (APEIQ), 425 Maisonneuve Boulevard, West, Suite 1002, Montreal, Quebec, H3A 3G5, telephone: (514) 286-1155, (No. 1) and Mr. J. Robert Verdun, 29 Bristow Creek Drive, Elmira, Ontario, N3B 3K6, telephone: (519) 574-0252, (Nos. 2 to 4) are set out verbatim below, and are included in the Management Proxy Circular pursuant to section 143(2) of the *Bank Act*.

PROPOSAL No. 1

It is proposed that the CIBC's Board of Directors consider, together with the Canadian Bankers' Association and the federal government, the suitability of maintaining its branches in tax havens and report to its shareholders at least 5 months prior to the Annual General Meeting to be held in 2003.

The APEIQ has submitted the following statement in support of their proposal:

Tax havens are the cancer of the world economy: tax evasion, laundering dirty money, terrorism, criminal acts, illegal transactions, sheltering drug money, etc. It is a constant threat to the legal economy. Jeffrey Robinson, an American author, has revealed the extent to which tax havens corrupt the world, and particularly Canada, which he describes as a "*candy store*" to criminal organizations.

Banks are one of the places, if not the principal place, processing the fruits of the underground economy. They would be acting as good "corporate citizens" in the shareholders' best interests if they took the initiative to enact appropriate measures to counteract the perverse and damaging effects of the global curse of tax havens.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

As a global public company, CIBC's primary goal is to maximize the value we generate for our shareholders while fulfilling our legal, regulatory, social and environmental responsibilities. CIBC agrees that it should not be used by or make its services available to assist tax evaders and others in the conduct of illegal activities. To that end, CIBC complies with the requirements of tax, money laundering, and other laws of all of the countries within which it carries on business. CIBC also supports the need for all countries in the world, including so-called tax havens, to develop laws and regulations that impede and prevent illegal activity, rather than facilitate it. CIBC will continue to support the development of these laws.

PROPOSAL No. 2

Half of any shares acquired under options must be held for at least one year

It shall henceforth be the policy of the Bank to issue stock options under the following restriction: At least 50% of the shares of the Bank that are purchased with stock options must be retained by the purchaser for a minimum of one year.

Mr. Verdun has submitted the following statement in support of his proposal:

The primary stated objective of stock options is to enhance the alignment of the option-holder's interests with those of the Bank as a whole, and particularly of its shareholders. When an officer, director, or other insider buys shares under a stock option plan and immediately sells them into the open market, any benefit of alignment is lost. This new policy requiring the phased sale of shares purchased under options ensures that the benefiting individuals continue to have a keen interest in the ongoing success of the Bank. In a typical situation, the option holder can recoup the cost of purchasing the stock under the terms of the option, but must wait a year before reaping a substantial profit. During that year, the individual will be the owner of a substantial number of shares and will be directly affected by fluctuations in market value, clearly in alignment with the interests of the shareholders at large.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

We agree that an important objective of stock options is to align the option-holders' interests with those of the Bank, and particularly to its shareholders. We also believe that an equally important objective of stock options is to provide additional compensation to employees and directors so that CIBC can attract, retain and motivate the best people.

For officers and other senior employees, the board believes a portion of total compensation should be equity based. Many CIBC employees, including all members of the Senior Executive Team, are encouraged by the Board of Directors to hold – and do hold – substantial amounts of CIBC shares. They are encouraged to increase their holdings annually through various long-term equity incentives, described on pages 15 and 16 of the Management Proxy Circular. The terms of these incentives require the recipient to hold the security granted for at least one year from the grant date which assists in achieving the proposal's objective of employees holding shares for the long term and aligning their interests with those of shareholders.

It is important to understand that the exercise price of a stock option issued to an employee is the market price of CIBC's shares at the time of grant. Options granted to employees cannot be exercised immediately because they vest at the rate of 25% per year, commencing on the first anniversary of the grant date. As a result, employees who are awarded options derive no benefit from them unless 1) at least one year has passed since the grant date; and 2) the price of CIBC's shares is greater than the exercise price of the option after the options have vested. In this respect, stock options act as incentives for option holders to focus their efforts on increasing the profitability of CIBC and taking other actions that will increase the value of CIBC's shares.

PROPOSAL No. 3

Publicly-traded companies controlled by the Bank shall have a majority of independent Directors

In any situation where the Bank is the controlling shareholder of a publicly-traded company, the Bank shall ensure that a majority of the Directors are clearly independent of the Bank. The majority of Directors must have no significant connections to the Bank, and must not fall within the legal definitions of "related" or "affiliated".

Mr. Verdun has submitted the following statement in support of his proposal:

Offering shares of a company to the investing public is a serious matter that demands the highest standards of fairness and democratic procedure. Regardless of the percentage of voting shares actually held by a controlling corporation, the rights of the public shareholders must be paramount. This policy is essential if shareholders are to have confidence in the integrity of any publicly-traded company that is controlled by the Bank. Justice must not only be done, but it must also be seen to be done! In the absence of obvious assurance of fair corporate governance, individual shareholders are almost certain to discount the value of their investment in any Bank-controlled publicly-traded company, to the detriment of the shareholders of the Bank itself.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

CIBC believes in the importance of treating such minority shareholders fairly. One of the reasons to do so, and to be clearly perceived as doing so, is that CIBC is a continuous participant in global capital markets. Capital markets react adversely to companies that act unfairly to shareholders, even minority shareholders of controlled corporations. Such adverse reaction could be detrimental to CIBC's ability to carry out its businesses or raise capital in optimal ways, thereby reducing shareholder value.

Having a majority of directors, as proposed, would also not be in the interests of the shareholders of CIBC because it would adversely affect CIBC's ability to monitor and exert reasonable influence on its investments in companies in which it has a controlling interest.

CIBC seldom holds controlling interests in a publicly-traded company, partly because of regulatory capital limits imposed by the *Bank Act*. When it does, existing legislation and common law protect that company's minority shareholders from abuse by any controlling shareholder. Those protections are not diminished by the composition of the company's board of directors.

In addition, securities laws in Ontario and Quebec contain detailed rules that regulate "related party transactions" and other significant transactions between a publicly-traded company and its controlling shareholders. Unless exemptions are available or a discretionary ruling is obtained from the securities commissions in Ontario and Quebec, these rules require that related party transactions be approved by a majority of the minority shareholders, that shareholders be provided with a formal valuation prepared by an independent investment dealer or business valuator and that the transaction be reviewed by a committee of independent directors.

PROPOSAL No. 4

The Bank shall not repurchase any shares of a publicly-traded spinoff company for a minimum of five years after the initial public offering

In any situation where the Bank creates a new publicly-traded company in which the Bank continues to own more than 20% of the voting shares, the bank shall make an irrevocable commitment not to repurchase any of the shares sold in the initial public offering (IPO) for a minimum of five years from the date of the IPO, unless such purchases are made at the IPO price plus 0.5% per month for each month that has elapsed since the date of the IPO.

Mr. Verdun has submitted the following statement in support of his proposal:

Stock markets are subject to major fluctuations, and five years is the minimum period to fairly test the effectiveness of a new public-traded company. Investors need to have confidence that the Bank will continue to support the independent status of a spinoff enterprise for a period that is long enough for it to survive a recessionary period. This policy is essential if public shareholders are to have confidence in the integrity of any company that is controlled by the Bank. Without such assurance of a sufficient period to grow and prosper, public shareholders are almost certain to discount the value of their investment in the spinoff company, to the detriment of the shareholders of the Bank itself.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

As referenced in the Board and Management Statement in response to Proposal No. 3, it is important for CIBC to maintain its reputation for fair dealing in global capital markets. Unfair treatment of minority shareholders of companies controlled by CIBC could damage its reputation and hinder its ability to successfully conduct business at levels that optimize returns to CIBC's shareholders. CIBC's shareholders would not be well served if CIBC were to adopt Proposal No. 4 because it could adversely affect CIBC's ability to manage investments in the face of changing capital market conditions.

Minority shareholders of any publicly-traded spin-off company created by CIBC will have the benefit of the same legal protections referred to above in the discussion of Proposal No. 3. Any repurchase by CIBC of shares in a spin-off company in which CIBC continues to own more than 20% of the shares would be an "insider bid" and, depending upon the circumstances, could also be a "going private transaction". Those types of transactions are regulated by the related party transaction rules described above, as well as general takeover bid requirements. CIBC does not believe that it would be in the best interests of its own shareholders to adopt a proposal that would further restrict the company's ability to respond to changing market conditions on behalf of shareholders.

SCHEDULE "B"

RECORD OF ATTENDANCE BY DIRECTORS
For the 12 month period ended October 31, 2001

Director	Board Meetings Attended	Committee Meetings Attended
Douglas G. Bassett [1]	12 of 13	18 of 19
Jalynn H. Bennett [2,4]	13 of 13	17 of 17
Lord Black	7 of 13	N/A
Pat M. Delbridge	13 of 13	7 of 7
William L. Duke	13 of 13	6 of 7
Ivan E. H. Duvar	12 of 13	15 of 16
William A. Etherington	13 of 13	9 of 9
A. L. Flood	13 of 13	14 of 15
Margot A. Franssen	12 of 13	4 of 4
R. D. Fullerton	13 of 13	7 of 7
The Honourable Gordon D. Giffin (Joined the Board on September 6, 2001)	1 of 1	N/A
The Honourable James A. Grant	13 of 13	23 of 24
Albert E. P. Hickman	12 of 13	14 of 15
John S. Hunkin	13 of 13	N/A
Marie-Josée Kravis [1,5]	11 of 13	5 of 7
W. Darcy McKeough [1]	13 of 13	19 of 19
Arnold Naimark [3,5]	13 of 13	10 of 11
Michael E. J. Phelps	11 of 13	12 of 13
Alfred Powis (Retired March 1, 2001)	7 of 7	6 of 6
Barbara J. Rae (Retired March 1, 2001)	7 of 7	6 of 6
Charles Sirois	12 of 13	3 of 4
Stephen G. Snyder [6]	9 of 13	3 of 3
John S. Walton (Retired March 1, 2001)	4 of 7	2 of 3
W. Galen Weston	8 of 13	N/A
Peter N. T. Widdrington (Retired March 1, 2001)	7 of 7	7 of 7

Summary of Meetings Held:

Board: 13
Audit Committee: 7
Corporate Governance Committee: 9
Management Resources and Compensation Committee: 4
Risk Management and Conduct Review Committee: 15

Regional Meetings Attended by Directors[7]:

Atlantic Provinces: 3
Manitoba/Saskatchewan: 4
Alberta/Northwest Territories: 1
Quebec: 4

Notes:

(1) Appointed to Audit Committee on March 1, 2001
(2) Appointed to Management Resources and Compensation Committee on March 1, 2001
(3) Appointed to Risk Management and Conduct Review Committee on March 1, 2001
(4) Ceased to be a member of Risk Management and Conduct Review Committee on March 1, 2001
(5) Ceased to be a member of Management Resources and Compensation Committee on March 1, 2001
(6) Appointed to Management Resources and Compensation Committee on November 2, 2000
(7) The regional meetings are not included in the column headed "Committee Meetings Attended".

Canadian Imperial Bank of Commerce

Head Office
Commerce Court
Toronto, Ontario
CANADA
M5L 1A2

Corporate Secretary's Division
199 Bay Street
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Telephone: (416) 980-3096
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Email: paul.fisher@cibc.com

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